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THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 3



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                           Report of Foreign Issuer



                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934



                        For the month of December 1998



                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)



                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

  Form 20-F  X     Form 40-F  ___
            ---



  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes   ____    No   X
                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.
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REPORT BY DEREGULATION COMMITTEE:

  The Deregulation Committee, an advisory committee set up by the Japanese Cabinet Decision of December 20, 1997, is expected on or about December 15 to issue a report with respect to government deregulation in a number of sectors of the Japanese economy. While the report may reflect a desire for the Company's complete privatization at some point in the future when monopoly in the regional telecommunications markets is eliminated, it may recommend that effective action should be taken to promote substantive competition between the two regional companies, NTT East and NTT West, after the planned reorganization. Such report is also expected to include a recommendation that in the future the reorganized Company be required to reduce its ownership of NTT DoCoMo to the level where competition between NTT DoCoMo and the two regional companies is facilitated.
If such recommendation is made by the Deregulation Committee, it has not been decided at this time what action, if any, may be taken by the Government and it is not clear at this time to what level the reorganized Company's shareholding of NTT DoCoMo might be required to be reduced.

  The Company has stated that its ownership of NTT DoCoMo does not have any adverse effects on fair competition, and continues to maintain that view. In addition, in 1991 the Company stated that it would aim to list NTT DoCoMo shares after approximately five years from its establishment, and that it would reduce its shareholding in NTT DoCoMo in conjunction with opportunities such as the listing. Following such statement, on October 22, 1998, the Company listed NTT DoCoMo shares and reduced its shareholding from 94.7% to 67.1%.




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                                 SIGNATURE



  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  NIPPON TELEGRAPH AND TELEPHONE
                                    CORPORATION



                                  By  /s/   MOTOTANE MIYAZAKI
                                     ------------------------
                                     Name:  Mototane Miyazaki
                                     Title: Executive Manager
                                            General Affairs Department



Date:  December 8, 1998

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